# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GCL Global Holdings Ltd, CIK 0002002045
CUSIP: G3777K103
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 29 Tai Seng Avenue #02-01, SINGAPORE, Singapore (U0), 534119
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001848027

## Reporting persons
- RF Dynamic LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 7,325,500; shared voting power 0; sole dispositive power 7,325,500; shared dispositive power 0; aggregate amount beneficially owned 7,325,500 (5.8% of the class)
  Comment: (1) The Securities are held directly by RF Dynamic LLC (the "Sponsor"). Tse Meng Ng is the manager of the Sponsor and has voting and investment discretion with respect to the securities held by the Sponsor.
  
  (2) The Sponsor owns 2,875,000 Ordinary Stock, par value $0.0001 per share ("Ordinary Stock") of the Issuer.
  
  (3) Includes 4,450,500 Ordinary Stock issuable upon the exercise of 4,450,500 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Ordinary Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's business combination or earlier upon redemption or liquidation, each as is described in that certain Assignment, Assumption and Amendment Agreement, dated February 13, 2025, by and among RF Acquisition Corp., Issuer, and Continental Stock Transfer & Trust Company.
  
  (4) Percentage ownership was calculated based on 126,276,394 ordinary shares outstanding as of February 18, 2025.

## Item 1. Issuer
Name of issuer: GCL Global Holdings Ltd
Address of issuer's principal executive offices: 29 Tai Seng Avenue #02-01, Singapore 534119

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of RF Dynamic LLC.
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 111 Somerset Road, #05-06, Singapore 238164.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1. Lock-up Agreement dated February 13, 2025.
2. Joint Filing Statement

## Signatures
- RF Dynamic LLC: /s/ Tse Meng Ng, Tse Meng Ng, Manager (02/20/2025)